1655 26th Street Santa Monica, CA 90404 www.demandmedia.com	P/ 310 917 6400

September 15, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Mail Stop 4631

Attention: Mark P. Shuman, Branch Chief — Legal

Re:	Demand Media, Inc.
Registration Statement on Form S-3
Filed August 29, 2014, as amended
File No. 333-198492

Dear Mr. Shuman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 of Demand Media, Inc. (the “Company”), so that it may become effective on September 17, 2014, at 9:00 a.m. Eastern Time, or as soon as possible thereafter.

In connection with this request for effectiveness, the Company acknowledges the following:

(i)                    should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)                 the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

(iii)              the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact W. Alex Voxman of Latham & Watkins LLP at (213) 891-8746 with any questions you may have. In addition, please notify Mr. Voxman if and when this request for acceleration has been granted.

Sincerely yours,

/s/ Sean P. Moriarty
Sean P. Moriarty
Chief Executive Officer

cc:	Robert A. Koenig, Latham & Watkins LLP
W. Alex Voxman, Latham & Watkins LLP